
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☐   Form C: Offering Statement
☐   Form C/U: Progress Update
☐   Form C/A:
       ☐   Check box if Amendment is material and investors must reconfirm within five business days
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Musaffa, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    April 25, 2022

Physical Address of Issuer:

48 Wall Street Suite 1100 PMB 1026, New York, NY 10005, USA

Website of Issuer:

https://musaffa.com/

Is there a Co-issuer? _X__ yes __ no.

Name of the Co-issuer:

Musaffa CFV LLC

Legal Status of Co-Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Wyoming

Date of Organization:

November 13, 2023

Physical Address of Co-Issuer:

48 Wall Street Suite 1100 PMB 1026, New York, NY 10005, USA

Website of Co-Issuer:

None

Current Employee Count:

- Full-time employees: 27
- Part-time employees: 4

Current Contractor Count:

- Full-time contractors: 16
- Part-time contractors: 3

	Most recent fiscal year-end (2025) *	Prior fiscal year-end (2024) **
Total Assets	$1,309,310	$1,184,839
Cash & Cash Equivalents	$137,073	$392,443
Accounts Receivable	12,259	$18,333
Short-term Debt	$271,109	$140,339
Long-term Debt	$410,630	$465,630
Revenues/Sales	$311,440	$171,295
Cost of Goods Sold	$320,912	$215,071
Taxes Paid	$0	$0
Net Income	-$2,744,970	-$2,534,975

* The financial information provided for fiscal year 2025 has not been audited by an independent auditor, nor has it been reviewed by an independent certified public accountant. Such information has been prepared by the management of Musaffa, Inc. and approved by its executive officers. The Company is currently undergoing an independent audit of its fiscal year 2025 financial statements. In the event the Company commences any new offering of securities pursuant to Regulation Crowdfunding (17 C.F.R. 227.100 et seq.), the Company will include fully audited financial statements in the applicable offering statement to the extent required by Regulation CF and the rules and regulations promulgated thereunder.

** Musaffa LLC was formed on December 14, 2020, under the name Amanatrade LLC, before filing an amendment on November 9, 2021, changing the name to Musaffa LLC. On June 22, 2022, the Company acquired Musaffa LLC. Musaffa Financial Solutions LLC is based in Uzbekistan and was formed for business operations in the country on November 19, 2021. The Company acquired Musaffa Financial Solutions LLC on January 6, 2023. Although the Company was formed subsequent to the formation of the Musaffa LLC and Musaffa Financial Solutions LLC, for purposes of these financial statements, all prior activities of the subsidiaries have been combined with that of Musaffa

Inc. for the periods presented, as the anticipated use of the financials is for investor-purposes of understanding the brand's operations as entities who conducted the core business (predecessor) prior to formation of Musaffa Inc. In December 2023, the Company began the process of forming a subsidiary, Musaffa Financing Broker Co., in Dubai, UAE for purposes of business operations in the country. Currently, Musaffa Financing Broker Co. is affiliated to Musaffa Inc., through full ownership by co-founder, Dilshod Jumaniyazov. This is an interim solution while we are working to transfer full ownership to Musaffa, Inc.

MUSAFFA, INC.

This Form This Form C-AR (including the cover page and all exhibits attached hereto, the **"Form C-AR")** is being furnished by Musaffa, Inc. **("Musaffa,"** the **"Company," "we," "us," or "our")** for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission **("SEC" or "Commission").** Additionally, the investments were made through Musaffa CFV LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the **"Co-Issuer").**

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.musaffa.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this C-AR is April 30, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents..

You should assume that the information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since the date of this Form C-AR..

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate significant sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the

Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company has significant competition from similar platforms, products, and services.

The Company provides a professional social networking platform, and as such, faces competition from other social media platforms and professional networking service providers. Further, social networks are a network good, and therefore attracting new users depends on the platform's existing user base. There can be no guarantee that the platform will acquire enough users to attract sufficient additional users to successfully establish the platform and compete with the Company's competitors.

The markets in which our services are sold are highly competitive. Our services compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded platforms and services. Product quality, performance, value and packaging are also important differentiating factors.

Litigation

We make a significant effort to keep the company protected from various litigation and claims. As a company operating in a complex environment, we acknowledge that the Company is not immune to the risk of litigation, particularly in the course of its dealings with service providers and employees. However, to mitigate these risks, we have implemented robust contractual arrangements, working on building a comprehensive compliance program, and other dispute resolution processes. We are also investing in preventative measures such as training for our staff, establishing clear communication channels for addressing grievances, and fostering a culture of respect and transparency. Recently, we strengthened our commitment to legal risk management by hiring an in-house lawyer. This addition to our team is aimed at ensuring that our transactions and relationships are structured and managed in a manner that not only meets legal requirements, but also minimizes the potential for disputes. Nevertheless, while we are committed to minimizing the likelihood and potential impact of litigation, it is impossible to entirely negate this risk.

Executive Summary

Musaffa is a pioneering U.S. SEC-registered investment advisor and Shariah-compliant financial technology (fintech) company committed to promoting financial inclusion by delivering innovative, faith-aligned investment solutions, financial education, and comprehensive investment research. Musaffa is breaking barriers in the global financial market, enabling Muslim investors and ethically conscious non-Muslim individuals to make informed, ethical financial decisions aligned with Islamic principles.

Ranked as the #2 Islamic fintech company in the United States and #10 globally by Salaam Gateway in their "Top 30 Digital Islamic Economy Startups 2024" report, Musaffa has quickly established itself as a leader in the Shariah-compliant financial technology sector. This recognition highlights Musaffa's growing impact in promoting ethical financial solutions in an underserved market. You can access the full report at salaamgateway.com/ranking/top-30-digital-islamic-economy-startups-2024.

Currently serving users in 195 countries through its web platform and mobile apps, Musaffa offers a broad range of services worldwide.

Looking forward, Musaffa plans to integrate AI-powered tools to enhance its stock and ETF screening, company analysis, portfolio insights, and personalized financial education. These innovations will improve efficiency, increase accuracy, and empower Muslim investors with the tools they need to make informed, faith-aligned decisions.

Musaffa's focus is on providing a seamless and secure user experience, targeting near-prime, digitally savvy individuals in key markets. By offering easy access to Shariah-compliant investment options, Musaffa is bridging the gap between conventional finance and faith-based investing. As part of its growth strategy, Musaffa will soon launch AI-powered trading platforms that will include intelligent stock screening, portfolio optimization, and risk management tools to ensure that users can continue making informed, Shariah-compliant investment decisions.

The funds raised from this offering will primarily be allocated to:

- Operational costs
- Research and development
- Compliance measures
- Marketing initiatives
- Key hires

These investments will allow Musaffa to scale its platform, expand its offerings, and continue its mission to provide accessible, faith-aligned financial solutions to Muslim and value-driven investors.

Company Description

Incorporated in Delaware, United States, Musaffa is a U.S. SEC-registered investment advisor and Shariah-compliant fintech company dedicated to empowering underserved Muslim communities worldwide. Many Muslim communities face limited access to ethical financial products and services, particularly in regions where traditional financial institutions dominate. At the same time, Musaffa recognizes the growing demand among non-Muslim investors who are seeking to avoid industries that conflict with their ethical values, such as gambling, alcohol, and interest-based lending.

Musaffa is addressing this gap by offering an easy-to-use platform for Shariah-compliant investing, combining financial education, ethical stock and ETF screening, and comprehensive investment research. The platform aims to become the global leader in Shariah-compliant investing, providing tools that allow investors to confidently navigate the capital markets while adhering to their religious or ethical principles.

Looking forward, Musaffa is committed to further enhancing its platform and better serving users globally through continuous technological innovation.

Our Mission and Vision

Mission: To empower Muslim investors globally by providing proprietary Shariah compliance data, essential financial knowledge, innovative products, and cutting-edge technology, enabling them to make informed decisions and succeed in halal financial markets.

Vision: To establish Musaffa as the global leader in Shariah-compliant investment solutions and the go-to financial ecosystem, offering investors peace of mind knowing that all their investments are always halal.

Strategic Partnerships and Infrastructure

Musaffa has established strong partnerships with key fintech and financial data providers to ensure its platform's reliability, scalability, and future-proof infrastructure.

1. **Key Collaborations**
   - **Real-Time Financial Market Data:** Musaffa integrates with leading global market-data providers to ensure accurate, real-time information for Shariah-compliant stock and ETF screening.
   - **Portfolio Connectivity:** Our platform connects with major brokerage aggregation networks, enabling users to securely link portfolios from over 1,500 brokerages worldwide and automatically monitor Shariah compliance of their portfolios.
   - **Regional Expansion Partnerships:** We have established strategic partnerships in the GCC and broader MENA region to ensure the platform's scalability and effectiveness in these key regions.
2. **Shariah Compliance Oversight**
   - Amanah Advisors, Musaffa's dedicated Shariah advisors, continuously monitors the platform's operations to ensure strict adherence to Shariah principles, providing reassurance to users that all financial solutions remain fully compliant with Islamic standards.

Musaffa Academy: Financial Education Initiative

Musaffa Academy provides specialized educational resources focused on various topics in Islamic finance and investment strategies, helping users develop expertise in Shariah-compliant investing Musaffa believes that financial education is key to driving adoption of Shariah-compliant investing and contributing to the growth of the Islamic fintech sector.

Musaffa's Achievements

Since its inception, Musaffa has achieved several notable milestones:

- 1,100,000+ mobile app downloads with an average rating of 4.7 stars
- 584,000+ active registered users across 200+ countries
- 225,000+ social media followers, reflecting a strong and engaged community
- 6,100+ users with linked portfolios, managing a combined total of $100M+ in assets
- 5 B2B partnerships to expand platform offerings and enhance services

With its continued growth and impressive milestones, Musaffa is well-positioned for long-term success in the rapidly expanding global Shariah-compliant fintech space.

Market Landscape and Expansion Strategy

Market Landscape

The global Muslim population represents one of the fastest-growing demographics, with increasing demand for Shariah-compliant financial solutions. As a leader in the Islamic fintech sector, Musaffa is uniquely positioned to address this demand by offering faith-aligned investment products and educational resources tailored for Muslim investors worldwide.

Key Market Insights

- **Demographic Growth** (Source: Pew Research Center):

- ○ Pew Research Center reports that the Muslim population is expected to grow more than twice as fast as the global population between 2015 and 2060.
  - ○ By 2060, Muslims are projected to become the world's largest religious group, surpassing Christians.
  - ○ While the global population is anticipated to grow by 32% during this period, the Muslim population is projected to increase by 70%, reaching nearly 3 billion.
- **Islamic Finance Expansion** (Source: Standard Chartered, 2023):
  - ○ According to Standard Chartered, the global Islamic finance industry managed assets totaling $2.2 trillion in 2022.
  - ○ This market is forecasted to grow significantly, reaching $4.94 trillion by 2025, with much of this expansion driven by the rising popularity of Islamic exchange-traded funds (ETFs).
- **Islamic Fintech Opportunity** (Source: Qatar Financial Center):
  - ○ The Qatar Financial Center estimates that the Islamic fintech market across OIC (Organization of Islamic Cooperation) countries was valued at $79 billion in 2021, accounting for only 0.83% of the global fintech market.
  - ○ This market is projected to grow at a compound annual growth rate (CAGR) of 17.9%, reaching $179 billion by 2026. This growth rate exceeds the global fintech CAGR of 13.5%.
  - ○ Key countries driving this growth include Saudi Arabia, Iran, Malaysia, the UAE, Turkey, and Indonesia, which together account for 81% of Islamic fintech transaction volume.
- **Fintech Industry Growth** (Source: BCG and QED Investors):
  - ○ Research by BCG and QED Investors indicates that global financial technology revenues are expected to grow sixfold, increasing from $245 billion in 2020 to $1.5 trillion by 2030.

Addressing Market Gaps

Musaffa addresses critical gaps in the financial ecosystem that hinder Muslim investors worldwide. These gaps include limited access to halal financial products, high barriers to entry, and the absence of comprehensive Shariah-compliant trading platforms.

Challenges for Muslim Investors:

1. **Limited Access**:
   - ○ Traditional financial institutions primarily offer conventional investment products, which are not compliant with Islamic principles.
   - ○ Muslims in countries with low GDP per capita, such as Indonesia, Pakistan, and Bangladesh, have limited access to halal financial tools.
2. **Barriers to Entry**:
   - ○ High minimum investment requirements in conventional markets prevent many retail investors from participating.
   - ○ Lack of fractional investing options in some markets further restricts access.
3. **Scarcity of Shariah-Compliant Platforms**:
   - ○ Despite the global rise of trading platforms, very few are designed to meet the specific needs of Muslim investors seeking ethical, faith-aligned investment opportunities.

Musaffa's Solutions:

1. **Affordable Entry**:
   - ○ Musaffa will allow investments starting at $100, including fractional shares, lowering financial barriers and promoting inclusion.
2. **Education and Empowerment**:
   - ○ Through **Musaffa Academy**, users gain the financial literacy needed to make informed, faith-aligned decisions.
3. **Integrated Compliance Tools**:
   - ○ Real-time tracking, Shariah compliance monitoring, and purification tools ensure all investments align with Islamic principles.

Core Model

Musaffa's core model addresses market challenges and ensures sustainable growth through three key pillars:

1. **Intellectual Property (IP) Development**
   - **Focus**: Continuous innovation with proprietary AI-powered tools for Shariah compliance, portfolio optimization, and real-time monitoring.
   - **Advantage**: Scalable, modular systems tailored to regional needs, enhancing integration with brokerages and institutions.
   - **Investor Value**: Proprietary technology solidifies Musaffa's market edge and supports long-term scalability.
2. **Long-Term Sustainability**
   - **Focus**: A scalable, cloud-based platform with diversified revenue streams from subscriptions and brokerage integrations.
   - **Advantage**: Regulatory compliance across jurisdictions ensures operational efficiency and resilience.
   - **Investor Value**: Predictable revenue and adaptability to changing market conditions.
3. **Localized Execution**
   - **Focus**: Tailored solutions aligned with local languages, cultures, and regulations.
   - **Advantage**: Partnerships with regional Islamic institutions build trust, while localized marketing drives user engagement.
   - **Investor Value**: Increased adoption and retention establish Musaffa as a trusted partner in diverse markets.

Regional Opportunities for Musaffa

Musaffa's expansion strategy targets regions with high Muslim populations, strong fintech adoption, and unmet demand for Shariah-compliant solutions.

North America:

- **Muslim Population**: 5+ million.
- **Advantages**:
  - High GDP per capita and strong digital penetration.
  - Established regulatory infrastructure for fintech solutions.
  - Growing demand for ethical and socially responsible investment options.

Europe:

- **Muslim Population**: 25+ million.
- **Advantages**:
  - Educated and diverse population with significant purchasing power.
  - High demand for ethical financial products.
  - Well-developed financial and regulatory frameworks.

MENA (Middle East and North Africa):

- **Muslim Population**: 300+ million.
- **Advantages**:
  - Leadership in Islamic banking assets.
  - Relatively high GDP per capita in GCC countries.
  - Demand for both retail and institutional Islamic investment products.

Asia:

- **Muslim Population**: 800+ million.
- **Advantages**:
  - A large middle-class population.
  - Well-developed financial infrastructure in Southeast Asia (e.g., Malaysia, Indonesia).
  - High demand for halal financial solutions.

Expansion Strategy

To capture these opportunities, Musaffa has developed a phased, regional expansion plan focusing on scalability, localization, and partnerships.

Target Regions for Expansion:

- **Middle East**: Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, UAE, Turkey.
- **North Africa**: Egypt, Morocco, Tunisia, Algeria.
- **Central Asia**: Uzbekistan, Kazakhstan.
- **Southeast Asia**: Malaysia, Indonesia, Singapore.
- **South Asia**: India, Pakistan, Bangladesh.

Execution Pillars:

1. **B2B Partnerships**:
   - Collaborate with Islamic financial institutions, advisors, and brokerages to expand platform capabilities.
2. **Consumer-Focused Features**:
   - Develop multilingual interfaces and tailor platform tools to regional compliance needs.
3. **Scalable Infrastructure**:
   - Ensure seamless integration of localized features and compliance systems for rapid global expansion.

Platform Features and Shariah Oversight

As part of its expansion, Musaffa's digital platform is designed to provide seamless, Shariah-compliant investing experiences. The ultimate goal is to allow users to register and invest in both regional and U.S. stocks within a single application, ensuring global accessibility.

To uphold the platform's integrity:

- **Shariah Compliance:** All features adhere to Islamic financial principles under the continuous oversight of Musaffa's dedicated Shariah board.
- **Investor Assurance:** Ongoing compliance monitoring reinforces trust, ensuring all investments remain fully aligned with Shariah standards.

This commitment to faith-aligned financial solutions positions Musaffa as a trusted platform for Muslim investors worldwide.

Global Outlook

Building on the success of Musaffa's stock and ETF screening solution, the company plans to expand its offerings globally through a step-by-step rollout:

Short-Term Goals (2025):

1. Launch Shariah-compliant trading platforms in the U.S..
2. Integrate tools for portfolio customization and compliance monitoring.

Long-Term Goals (2026 and Beyond):

1. Expand to 150+ countries, providing global access to Shariah-compliant investment solutions.
2. Reach millions of underserved Muslim investors worldwide.

Summary of Market Potential

The Islamic fintech market presents a significant growth opportunity, driven by:

- **Rapid demographic expansion** of the global Muslim population.
- **Increasing demand** for Shariah-compliant investment solutions.

- **Digital transformation** accelerating financial inclusion globally.

By prioritizing **Intellectual Property Development**, **Long-Term Sustainability**, and **Localized Execution**, Musaffa is well-positioned to scale effectively and establish itself as a leader in the Islamic fintech sector, empowering millions of underserved Muslim investors worldwide and driving meaningful economic impact.

Product Offering

Musaffa provides a comprehensive suite of Shariah-compliant financial solutions designed to empower Muslim investors to make halal and ethical financial decisions.

Current features emphasize accessibility, education, and trust, while future plans include introducing a dedicated investment platform and trading tools for halal investing. These offerings ensure users can confidently align their financial decisions with Islamic principles, positioning Musaffa as a trusted partner in Shariah-compliant investing.

Current Offerings

1. Musaffa Academy

Purpose: To enhance users' financial literacy and empower them with a strong foundation in Islamic finance.

Features:

- Comprehensive educational content covering Shariah compliance, ethical investing, and key investment principles.
- Practical insights into Islamic finance, enabling users to confidently align their investments with their faith.

Impact: Builds user confidence and knowledge, ensuring informed and ethical financial decisions.

2. Halal Stock & ETF Screener

Musaffa Screens 120,000+ global stocks and 7,300 ETFs for Shariah compliance worldwide.

Value:

- Enables users to identify Shariah-compliant investment opportunities easily.
- Ensures transparency and adherence to Islamic financial principles.

3. Fundamental Investment Research

Purpose: To help users identify profitable and Shariah-compliant investment opportunities.

Features:

- In-depth analysis of halal stocks and ETFs.

Impact: Empowers users to make data-driven, Shairah-compliant financial decisions that align with their goals and values.

4. Seamless Portfolio Monitoring

Integration: Through strategic partnerships with brokerage aggregators, Musaffa provides users with the ability to sync their existing portfolios across a wide network of **1,500+ brokerages**, including Robinhood, Fidelity, Interactive Brokers, Schwab, Vanguard, E-Trade, Webull, Wealthsimple, and more.

Features:

- **Real-Time Compliance Tracking**: Users can effortlessly sync their portfolios with Musaffa's platform to monitor Shariah compliance in real time.
- **Instant Compliance Updates**: Receive timely alerts and notifications for any changes in the compliance status of portfolio holdings.

Impact: This feature ensures that users' portfolios remain fully aligned with Islamic principles, offering them peace of mind, confidence in their investments, and a seamless, faith-aligned financial experience.

5. Smart Notifications

Functionality: Sends real-time alerts when there are changes in the Shariah compliance status of user holdings.
Impact: Keeps users informed and ensures their investments remain faith-aligned.

6. Purification and Zakat Calculators

Purpose: These integrated tools empower users to maintain Shariah compliance and fulfill their religious obligations with ease. By addressing both the purification of non-halal profits and the calculation of Zakat, Musaffa ensures users can confidently align their financial practices with Islamic principles.

Features:

- **Purification Calculator:**
  - Automatically calculates the non-halal portion of profits from investments.
  - Facilitates seamless donations to approved charities to purify earnings and maintain compliance with Shariah standards.
- **Zakat Calculator:**
  - Accurately computes Zakat obligations based on users' financial holdings.
  - Provides an integrated donation platform for contributing to approved charities, simplifying the fulfillment of religious obligations.

Impact: These calculators streamline essential Islamic financial practices, ensuring accessibility, accuracy, and convenience for users. By integrating these tools, Musaffa supports its mission to provide faith-aligned financial solutions while promoting peace of mind and compliance with Islamic values.

Upcoming Features

1. Shariah-Compliant Trading Investment Platform

Purpose: To enable users to directly invest in halal stocks and ETFs globally through a secure, user-friendly platform.

Features:

- Fully-integrated trading platform for seamless execution of halal trades.
- Secure platform ensuring all transactions adhere to Shariah principles.

Impact: Offers users an **end-to-end halal investing experience**, removing barriers to ethical and halal investing.

2. Shariah-Compliant Custom and AI-Powered Investment Portfolios and Robo-advisory services

Purpose: To provide personalized investment solutions tailored to individual preferences.

Features:

- Built-in Custom tools and AI analysis of user profiles, financial goals, and market trends to recommend Shariah-compliant portfolios.
- Predictive analytics to optimize portfolio performance while adhering to Islamic principles.

Impact: Empowers users to make **data-driven**, personalized decisions for maximizing returns within a faith-aligned framework.

3. Proprietary Shariah-Compliant ETFs

Purpose: To expand halal investment opportunities through low-cost, diversified financial products.

Features:

- ETFs tailored to specific **themes**, **sectors**, **strategies**, and **regions**.
- Offers investors faith-aligned options for diversified portfolio building.

Impact: Supports portfolio diversification while remaining compliant with Islamic financial standards.

Value Proposition

Musaffa's platform is designed to cater to both experienced investors and those new to halal investing. By offering a robust combination of education, research, and compliance tools, Musaffa ensures that users can make informed, ethical financial decisions. The addition of future features like trading tools, customer portfolio and AI customization investments, and proprietary ETFs will further position Musaffa as the leading global platform for Shariah-compliant financial solutions.

Product Roadmap

Musaffa's Product Roadmap demonstrates its strategic vision to become a global leader in Shariah-compliant capital market solutions. The following roadmap outlines key milestones and deliverables for Musaffa's product development over the next two years:

Key Milestones

Q4 2025: Launch of Global Halal Trading Platform

- **Objective:** Now that U.S. SEC RIA approval has been secured, it enables direct access to Shariah-compliant public markets through a seamless trading experience.
- **Key Actions:**
    o Launch the **Global Halal Trading Platform**
    o Enable trading in 11,000+ U.S. stocks and ETFs.
    o Expand availability to users in over 150 countries, with integrated education, research, purification, and compliance features.
- **Impact:** If successfully launched, the platform is expected to position Musaffa as a leading provider of Shariah-compliant global trading access, with the goal of broadening participation in ethical investing worldwide.

Q1 2026: Customized Halal Portfolios

- **Objective**: Offer personalized Shariah-compliant portfolio management tools.
- **Key Features:**
    o **Tailored Investment Options:** Users can select Shariah-compliant portfolios based on personal objectives and ethical values.
    o **Risk-Based Customization:** Portfolios adjusted to user-selected risk levels (conservative, balanced, aggressive).
    o **Ongoing Management:** Continuous monitoring and user-driven adjustments to maintain Shariah compliance.
- **Impact:** Empowers users to achieve financial goals while adhering to faith-based values.

Q3 2026: Equity Fundraising Enablement

- **Objective:** Enable ethical and Shariah-compliant startups to raise capital through Musaffa and access our global verified investor base.
- **Key Actions:**
    o Build a Shariah-aligned fundraising compliance framework for issuer eligibility, screening, and disclosures.
    o Develop a fundraising platform that supports campaign setup, investor onboarding, payment flows, and reporting.
    o Implement issuer support services, including due diligence preparation, campaign marketing tools, and investor relations support.

Impact: Creates a trusted capital-raising ecosystem for ethical and Shariah-compliant businesses, while providing verified Musaffa users access to values-aligned private market opportunities.

Q4 2026: Launch of Proprietary Shariah-Compliant ETFs

- **Objective:** Offer low-cost, diversified investment products.
- **Key Features:**
    o Proprietary ETFs across themes, strategies, sectors, and regions.
    o Accessible solutions for portfolio diversification.
- **Impact:** Expands investment options for Muslim investors, promoting greater participation in global markets.

Q1 2027: New Product Features and Enhancements

- **Objective:** Enhance user experience and portfolio management capabilities.

- **Key Features:**
  - Advanced tools for risk management, performance tracking, and real-time market insights.
  - Continuous improvements to the platform's user interface for intuitive navigation.
- **Impact:** Elevates overall user experience, fostering higher engagement and satisfaction.

Q2 2027: Halal & Ethical Advertising

- **Objective:** Enable ethical and Shariah-compliant companies to advertise on the Musaffa platform to our verified user base.
- **Key Features:**
  - **Develop Shariah-aligned advertising policies** to ensure only compliant businesses and campaigns are accepted.
  - **Enable audience targeting tools** for advertisers that respect user privacy and Islamic ethical standards.
- **Impact:** Establishes a trusted advertising channel that allows ethical and Shariah-compliant companies to reach millions of verified potential Musaffa investors, while keeping promotional content fully aligned with Islamic principles.

Q2 2027: Long-Term Scalability and Strategic Partnerships

- **Objective:** Build a robust foundation for sustainable growth.
- **Key Actions:**
  - Establish partnerships with fintech leaders, data providers, and financial institutions to enhance platform scalability.
  - Expand product offerings to meet the evolving needs of Muslim investors globally.
- **Impact:** Ensures the platform's adaptability and long-term success, enabling Musaffa to remain a market leader.

Summary of Product Roadmap

Musaffa's roadmap underscores its commitment to empowering Muslim investors through innovative, Shariah-compliant financial solutions. By integrating cutting-edge technologies such as AI, expanding portfolio monitoring capabilities, launching global halal trading platforms, and incorporating MISRI (Musaffa Islamic Socially Responsible Investing) standards, Musaffa is poised to lead the Islamic fintech sector. These milestones reflect a steadfast focus on driving financial inclusion and addressing the unique needs of millions of underserved Muslim investors worldwide.

Competitors

As one of the few platforms in the Islamic fintech space offering a holistic, all-in-one solution, Musaffa integrates financial education, investment research, Shariah-compliant stock screening, and upcoming trading services into a single ecosystem. This comprehensive approach directly addresses critical gaps in the market, empowering both Muslim investors and ethically conscious non-Muslims to make informed, values-driven financial decisions.

While the demand for halal investment solutions is rapidly expanding, the availability of specialized competitors remains scarce. Musaffa stands out for its commitment to providing transparent compliance tools, personalized investment options, and a seamless user experience, setting it apart as a frontrunner in the Islamic fintech sector.

Supported by an ambitious product roadmap, Musaffa plans to incorporate AI-powered tools and launch proprietary Shariah-compliant ETFs, further solidifying its leadership position. The competitive landscape for Shariah-compliant fintech solutions includes several key players:

Competitive Landscape

Direct Competitors

1. **Wahed Invest**
   Overview:
   Wahed Invest is a leading Islamic fintech platform and Musaffa's primary competitor. Serving over

400,000 customers globally, Wahed manages more than $1.2 billion in assets under management (AUM). Their primary offerings include two pre-designed Shariah-compliant ETFs: HLAL and UMMA. While these ETFs are suitable for passive investors, Wahed's focus on limited, pre-structured investment products restricts flexibility and control for individual investors.

Musaffa's Competitive Advantages:
- **Investment Flexibility and Autonomy**:
  Unlike Wahed, Musaffa empowers users to actively manage their investments. The platform enables users to research and invest in a broader range of Shariah-compliant stocks and ETFs globally. Surveys and user feedback confirm that investors prefer greater autonomy and access to tools for enhancing financial literacy—both areas where Musaffa excels.
- **Focus on the Retail Market (B2C)**:
  Wahed has pivoted toward the B2B market with **Wahed Ventures**, creating a gap in the retail investor space. Musaffa remains committed to serving everyday investors, offering comprehensive tools for financial education, portfolio monitoring, and future trading capabilities.

2. **Other Direct Competitors**:
   - **In Screening**: Zoya, Ideal Ratings, Islamically, Finispia, and Muslimxchange.
     These platforms offer stock screening tools but lack the depth of integration with education and research tools that Musaffa provides.
   - **In Investment Solutions**: Baraka Financial Limited, Amal Invest, Raseed Invest, Aghaz Investments, Wealthsimple, Kestrl, and others.
     These platforms focus on limited Shariah-compliant financial solutions, often targeting niche markets, but do not offer Musaffa's all-encompassing platform features.

Indirect Competitors

Musaffa also competes with conventional trading platforms like **Robinhood, eToro, TD Ameritrade, Zerodha, and Interactive Brokers**, which dominate global markets but fail to provide Shariah-compliant investment options.

Musaffa's Differentiators:

- **Faith-Aligned Solutions**: Musaffa ensures all investments adhere to Islamic principles, providing features such as real-time Shariah compliance monitoring and purification calculators.
- **Educational Content**: Through **Musaffa Academy**, users gain a deeper understanding of Islamic finance and investment strategies, enabling informed decision-making.
- **Comprehensive Integration**: Musaffa combines education, research, and trading in a single platform, tailored specifically for Muslim investors.

Key Market Differentiators

1. **Comprehensive Stock and ETF Screening**:
   - 120,000 stocks and 7,300 ETFs screened for Shariah compliance globally.
   - Musaffa's proprietary screening system is among the most accurate and advanced globally, offering unmatched access to halal investment options.
2. **Proprietary Shariah-Compliant ETF Screening System**:
   - Developed in collaboration with Shariah boards, Musaffa's proprietary system identifies over 120 Shariah-compliant ETFs listed in the U.S. and other exchanges globally expanding access to diversified, halal financial products.
3. **B2C Success**:
   - The Musaffa app has surpassed **1.1 million downloads** across 195 countries, maintaining an average rating of **4.7 stars**. This positions Musaffa as the leading global platform for Shariah-compliant investments.
4. **B2B Partnerships**:
   - Musaffa offers stock and ETF screening data as a paid service, with pricing increasing from $3,000 to $27,000 per year due to improvements in data quality.
5. **Global Halal Trading Platform**:
   - **Real-Time Compliance Notifications**: Alerts for short-selling restrictions, day trading restrictions, portfolio holding compliance, and watchlist updates.
   - **Brokerage Integrations**: Over 1,500 brokerages integrated, allowing users to sync and monitor portfolios.

- **Global Launch Plans**: Enable users from over 150 countries to invest in U.S. stocks and ETFs.
6. **Future Unique Selling Propositions (USPs)**:
   - **Proprietary ETFs**: Plans to launch Shariah-compliant ETFs tailored to specific countries, sectors, and industries.
   - **Customized Portfolios**: Tools for creating personalized, Shariah-compliant portfolios based on individual risk tolerance and financial goals.

Customer Base

B2C Customers

- **Current Reach:**
  - Over 10,400+ customers paid subscriptions at least once across 120+ countries.
  - Generates approximately $360,000 in Annual Recurring Revenue (ARR).
- **Future Outlook:**
  - Exponential growth in both the number of users and revenue expected by the end of 2026.

B2B Customers

- **Current Reach:**
  - Two B2B clients in the UAE.
  - Three B2B clients in Saudi Arabia
- **Expansion Plans:**
  - Active discussions with other institutions to expand the B2B client base globally.

Growth Strategies

Musaffa's growth strategies are designed to achieve scalable, sustainable expansion across both B2C and B2B markets. By leveraging innovative approaches, strategic partnerships, and organic outreach, the company aims to solidify its position as a global leader in Shariah-compliant fintech solutions.

1. Global Reach and Scalability

- **Scalable Infrastructure:**
  - Musaffa's technology platform is designed to seamlessly scale across regions, ensuring compatibility with various brokerages, custodians, and regulatory environments. This infrastructure allows for efficient entry into new markets while maintaining a high-quality user experience.
  - Expansion efforts are focused on regions with high demand for halal financial solutions, including the GCC, Southeast Asia, and Europe.
- **Localized Execution:**
  - Customizing platform features to align with regional languages, cultural nuances, and compliance requirements.
  - Building partnerships with local Islamic financial institutions to increase adoption and trust.

2. Organic Growth

- **Word of Mouth:**
  - Strong customer relationships and excellent customer support foster organic growth as satisfied users share their positive experiences.
  - A feedback-driven development approach ensures continuous improvement of the platform, enhancing user satisfaction and retention.
- **Referral Programs:**
  - Incentivizing existing users to recommend Musaffa through rewards such as discounts and premium features.
  - Encourages loyal users to actively contribute to expanding Musaffa's community.
- **Ambassador Program:**
  - Partnering with high-profile figures like professional footballer Nabil Fekir to enhance Musaffa's visibility and credibility.

- ○ Ambassadors act as advocates for Musaffa's mission, promoting the platform's value proposition to their global audiences.
    - ○ This initiative builds a community of advocates who align with Musaffa's goal of providing accessible, Shariah-compliant financial solutions.
- **Educational Content and Community Building:**
    - ○ Sharing Islamic finance knowledge through blogs, webinars, and social media to position Musaffa as a thought leader.
    - ○ Engaging users with valuable content strengthens brand loyalty and attracts ethically conscious investors.

3. Acquired Growth

- **Channel Partnerships:**
    - ○ Collaborating with financial institutions, influencers, and organizations to expand Musaffa's reach.
    - ○ These partnerships introduce Musaffa to underserved markets and build credibility in new regions.
- **Public Relations and Media Outreach:**
    - ○ Leveraging PR campaigns, thought leadership articles, and participation in global Islamic finance events to build awareness.
    - ○ Strengthening Musaffa's reputation as a trusted and innovative player in the Islamic fintech space.
- **Targeted Advertising Campaigns:**
    - ○ Running strategic ads on social media platforms to attract B2C customers.
    - ○ Collaborating with influencers who resonate with the target audience to maximize engagement and conversions.

4. Product-Led Growth

- **Innovative Product Development:**
    - ○ Expanding features such as real-time portfolio monitoring, compliance notifications, and upcoming trading services to retain and attract users.
    - ○ Rolling out proprietary Shariah-compliant ETFs and AI-powered portfolio customization tools to meet the evolving needs of users.
- **Affordable Access:**
    - ○ Ensuring competitive subscription pricing to attract a broad customer base while delivering premium services traditionally reserved for high-net-worth individuals.

5. Strategic Partnerships and Ecosystem Building

- **Institutional Collaborations:**
    - ○ Licensing Shariah-compliant screening data to financial institutions, enhancing their offerings and generating recurring revenue for Musaffa.
    - ○ Partnering with brokerages globally to provide seamless halal trading solutions, ensuring financial inclusion for Muslim investors worldwide.
- **Ecosystem Development:**
    - ○ Building an interconnected ecosystem of investors, institutions, and financial advisors around Musaffa's platform.
    - ○ Supporting this ecosystem with exclusive content, analytics, and tools to ensure continued engagement and loyalty.

6. Social Media and Brand Engagement

- **Digital Presence:**
    - ○ Leveraging social media platforms to share engaging content, such as success stories, educational posts, and platform updates.
    - ○ Creating shareable content to reach a broader audience and drive organic growth.
- **Community Engagement:**
    - ○ Hosting interactive sessions, such as live Q&A events and webinars, to foster a sense of community among users.
    - ○ Encouraging user-generated content to enhance authenticity and drive trust.

7. Regional Market Penetration

- **Target Regions:**
    - Initial focus on high-potential markets, including the GCC, Southeast Asia, and Europe, where demand for halal financial solutions is strong.
    - Expanding to over 50 countries by 2027, offering localized solutions to meet diverse market needs.

Musaffa's growth strategy combines organic user acquisition, strategic partnerships, and innovative product development to achieve sustainable global expansion. By prioritizing customer needs, leveraging advanced technology, and building strong regional partnerships, Musaffa aims to scale rapidly while maintaining its position as a trusted leader in the Islamic fintech sector.

Global Business Model & Revenue Streams

Musaffa is dedicated to democratizing access to high-quality Shariah-compliant investment opportunities, catering to both Islamic investors and ethically conscious individuals worldwide. We offer an affordable, fully integrated platform that enables investors to confidently make ethical, values-driven financial decisions. With a growing global presence and innovative features on the horizon, Musaffa is positioned to be a market leader in Islamic fintech.

Revenue Streams

1. Subscription-Based Services (B2C)
Musaffa's core B2C revenue stream comes from subscription-based access to its comprehensive suite of tools and services. Our platform provides global screening of stocks and ETFs, portfolio monitoring, and Shariah compliance tracking, previously accessible only to high-net-worth individuals through traditional brokerages.

With the launch of the **Global Halal Trading Platform**, subscribers will also be able to trade 11,000+ U.S. stocks and ETFs directly within Musaffa. This integrated experience creates a premium value proposition: one platform for screening, research, and execution.

By offering these services at a fraction of the cost, Musaffa ensures that retail investors have the same high-quality tools at their disposal.

- **Services Included:**
    - **Comprehensive Stock & ETF Screening:** Global screening service for Shariah compliance across international markets.
    - **Portfolio Integration & Real-Time Tracking: Seamless synchronization of existing portfolios from a wide variety of brokerages for Shariah** compliance monitoring.
    - **Shariah Compliance Monitoring:** Instant alerts to notify users of any changes in the Shariah-compliant status of their portfolios and watchlists.
    - **Purification Amount Calculation:** Tool to calculate non-halal portions of profits with options for donation to approved charities.
    - **Upcoming Trading Platform:** The ability to open accounts directly within the Musaffa app and conduct halal investment activities seamlessly.
- **Pricing Structure:**
    - **Monthly Subscription:** $7.5 - $30 per month (equating to $90 - $360 annually).
    - **Annual Subscription:** Discounted to $60 - $240 upfront, encouraging long-term commitments and enabling the company to reinvest proceeds for higher returns.
- **Growth Opportunity:**
    - Musaffa's affordable pricing structure allows accessibility to global retail investors while ensuring long-term financial sustainability for the company.
    - Future expansion of product offerings, including integrated trading services, AI-powered portfolio customization, and proprietary ETFs, is expected to increase the lifetime value of customers significantly.

Managed Portfolios & Customized ETFs

As a U.S. SEC-registered investment adviser, Musaffa plans to introduce managed halal portfolios and proprietary Shariah-compliant ETFs designed for faith-aligned investors. This business line will enable scalable asset-based recurring revenue through advisory fees applied to Assets Under Management (AUM).

Revenue Model:
Musaffa plans to earn a blended advisory fee across its managed portfolios and customized ETFs. Fees will be captured on total AUM, which scales with user adoption, deposits, and portfolio inflows.

Example Structure:

- 0.25% to 0.75% all-in advisory fee
- Applied to digital model portfolios, thematic halal baskets, and proprietary ETFs
- Fee tiers may adjust based on AUM thresholds, strategy complexity, and ETF expense ratios

Product Offerings:

- **Managed Halal Portfolios:** Professionally constructed, automated investment portfolios that optimize returns while adhering to AAOIFI Shariah standards.
- **Customized Shariah Model Portfolios:** Tailored portfolios aligned with investor objectives, risk profiles, geographic exposure, and ethical preferences.
- **Proprietary Halal ETFs:** Model-driven indices built around Muslim investment patterns, screening methodologies, and sectoral allocations.

Institutional Edge:
Musaffa's internal Shariah screening frameworks, global equity datasets, and compliance systems create a defensible moat in index construction, portfolio optimization, and ethical filtering — enabling rapid distribution of Shariah-compliant ETFs across digital brokers, retirement accounts, and wealth platforms.

Revenue Opportunity:
This segment represents one of Musaffa's highest-scale monetization levers. As user deposits increase, fees are automatically captured on rising AUM. Over time, ETF expense ratios, expanded product lines, and distribution into global markets significantly increase recurring revenue.

2. B2B Data Solutions
Musaffa has developed a profitable B2B revenue stream by licensing its Shariah-compliant screening solutions to institutions and businesses operating within the Islamic finance industry.

- **B2B Licensing Model:**
  - Starter Tier: $1,250 per month
  - Pro Tier: $1,750 per month
  - Premium Tier: $2,500 per month
- **Current Reach:**
  - 4 B2B clients, each paying an average of $10,000 annually for our screening services.
  - Target Expansion: Active discussions are ongoing with multiple financial institutions and other entities across different regions to significantly grow our B2B client base globally.
- **Growth Strategy:**
  - **Global Expansion:** Musaffa is in negotiations with institutions across key Islamic finance markets like Saudi Arabia, Malaysia, Indonesia, and the UK to expand our B2B footprint.
  - **Revenue Opportunity:** B2B licensing offers a predictable revenue stream and strengthens Musaffa's credibility across international markets.

4. Equity Fundraising Enablement

Musaffa will host vetted halal startups seeking capital, enabling compliant fundraising through access to our global investor community.

Monetization:

- **The Service Fee:** It will be in average $20,000 – $30,000 per campaign per fundraiser
- Optional paid services for issuer readiness, Shariah screening, and disclosure support

Value Proposition:
- Verified halal fundraising pathway
- Immediate access to retail and accredited Muslim investors
- Education, screening, and distribution integrated in one platform

Growth Upside:
As capital formation volume increases, success-based fees scale proportionally with total funds raised, making this a high-leverage revenue stream.

5. Halal & Ethical Advertising

Musaffa will offer a dedicated advertising channel for businesses that meet Islamic and ethical standards, enabling them to reach a verified global base of Muslim investors.

Monetization:
- Targeted in-app placements and sponsored content from qualified Shariah-compliant companies
- **ARPU Goal:** USD 1 across 50M+ verified users by 2030.

Value Proposition:
- Trusted marketplace for ethical brands
- High-intent audience with strong financial engagement
- Ensures promotional content remains aligned with Islamic principles

Summary

Musaffa is at the forefront of the Islamic fintech sector, providing affordable and scalable solutions to Shariah-conscious investors worldwide. The company's ability to offer cutting-edge tools at accessible prices, combined with its comprehensive roadmap for future expansion, positions it to capitalize on the growing demand for halal financial solutions in this rapidly evolving market.

Intellectual Property

1. **Trademarks:** The Company has registered trademarks with the United States Patent and Trademark Office ("USPTO") in the U.S. and the Agency for Intellectual Property under the Ministry of Justice of the Republic of Uzbekistan (the "Intellectual Property Agency") in Uzbekistan. The details of these trademark registrations are as follows:

Filing Entity Name	Trademark	Registration Number	Registration Date	Registration Authority	International Class
Musaffa, Inc.	Work Mark "MUSAFFA"	7990128	October 21, 2025	USPTO	009, 041, 042
Musaffa Financial Solutions LLC	Word Mark "MUSAFFA"	MGU 57469	January 17, 2025	The Intellectual Property Agency	009, 041, 042

2. **Copyrights:** The Company has developed key intellectual property assets, including its website, mobile applications (iOS and Android), and a collection of educational articles and blog posts available on Musaffa Academy page. Recognizing the value of these assets, the Company has engaged local attorneys from the U.S. and Uzbekistan to evaluate the feasibility of securing copyright protection for the software and other materials. This assessment is ongoing and includes plans to pursue registration if deemed beneficial.

3. **Patents:** The Company is actively investigating the possibility of filing utility patent applications to protect its technological advancements, particularly in software innovation. The Company has engaged specialized law firms in the U.S. with intentions to guide this process. This assessment is ongoing.

In addition to registerable intellectual property, the Company maintains trade secrets and proprietary business methods. These are safeguarded through comprehensive confidentiality agreements with all employees, contractors, and advisors. These agreements are regularly reviewed and enforced to ensure the integrity of the Company's intellectual assets.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Dilshod Jumaniyazov	Chief Executive Officer, Co-Founder and Director	Chief Executive Officer, Co-Founder and Director of Musaffa, Inc., 2021 - Present Responsible for: ● Setting vision, values, and corporate culture ● Setting and executing organizational strategy ● Building the senior leadership team ● Making capital allocation decisions ● Communicating effectively with all stakeholders	University of Illinois Urbana-Campaign, MBA; University of Tennessee, Knoxville, B.S. in Business Administration, Accounting and Finance;
Akram Ahmed Jagirdar	Chief Operating Officer, Co-Founder and Director	Chief Operating Officer, Co-Founder and Director of Musaffa, Inc., 2021 - Present Responsible for: ● Overseeing operations of the company and the work of executives ● Designing and implementing business operations ● Establishing policies that promote company culture and vision	Jamnalal Bajaj Institute of Management Studies, Master's Degree, Finance; The Shrimati Mithibai Motiram Kundnani College of Commerce and Economics, Bachelor's Degree, Financial Accounting.

| Rinat Ziyodillaev | Chief Legal Officer & General Counsel (outsourced) | Chief Legal Officer and General Counsel of Musaffa, Inc., 2023 - Present

Responsible for:

● Developing and implementing legal strategies aligned with organizational goals
● Identifying and mitigate legal risks associated with business activities
● Ensuring compliance with relevant laws, regulations, and industry standards
● Overseeing contract negotiation and review to minimize legal risks and ensure compliance

Senior Corporate Counsel of Astound Digital, 2018 - 2023

Responsible for:

● Analyzing legal compliance and regulatory documentation to support the company's global merger and acquisitions transactions
● Handling corporate transactional matters, revising corporate documentation, and assisting in post-merger integration processes
● Managing legal issues related to SaaS/e-commerce web development/e-commerce Clouds system integration product lifecycle
● Auditing company's compliance with privacy and data protection laws. | University of San Francisco School of Law, LL.M., International Transaction and Comparative Law;

University of Oslo, LL.M., International Commercial, Investment and Trade Law;

Saint Petersburg State University, LL.M., Business Law;

University of World Economy and Diplomacy, Bachelor's Degree, International Law and Legal Studies. |

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.


CAPITALIZATION, DEBT AND OWNERSHIP


Capitalization

As of the Form C-AR filing date:

1. Authorized Capital

- **60,000,000** shares of Common Stock (par value $0.0001 per share)

2. Issued Shares: 41,818,760 total shares issued by the Company, including outstanding and treasury shares

- **Outstanding Shares:** 41,774,788
  - Shares held by shareholders, including restricted stock awards ("RSA")

- **Treasury Shares:** 43,972
  - Shares repurchased and held by the Company

3. Shares Available and Granted Under Employee Stock Option Plan ("ESOP")

- **5,190,615** shares
- Not included in outstanding share count

At the closing of this Offering, assuming only the Target Offering Amount is sold, 41,778,204 shares of Common Stock will be issued and outstanding.

Stock Split

On February 28, 2024, Company have decided to declare a 6 for 1 stock split of the Company's all authorized shares, including issued and outstanding Common Stock and those shares reserved for the Company's 2022 Stock Option Plan, in which every one (1) authorized, including issued and outstanding, and reserved under the 2022 Stock Option Plan shares of the Company's Common Stock is split and converted into six (6) shares of the Company's Common Stock (the "Forward Split"). As the result of the Forward Split, Company authorized a total of 60,000,000 shares of the Company's common stock of which there are 25,920,000 shares of Class A Common Stock (the "Class A Common Stock"), 34,080,000 shares of Class B Common Stock (the "Class B Common Stock," and together with the Class A Common Stock, the "Common Stock").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock, reflecting post stock split numbers, consists of:

Type	Class A Common Stock
Amount Outstanding	24,160,000
Amount Reserved under ESOP plan	1,260,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Class A is voting; Class B is non-voting
Percentage ownership of the Company by the holders of such security.	54.12%

Type	Class B Common Stock
Amount of Outstanding Shares	17,614,788*
Amount Reserved under the ESOP Plan	3,930,615
Par Value Per Share	$0.0001
Voting Rights	No voting rights
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security.	45.88%

*Outstanding Issued Shares held by shareholders include restricted stock awards (RSA).

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Dilshod Jumaniyazov and family limited liability company (Jumaniyazov, LLC) controlled by Dilshod Jumaniyazov	24,160,000* of Class A Shares (Voting Shares)	100%

*Does not include 1,260,000 Class A Shares (Voting Shares), which are under the vesting schedule and are part of the ESOP plan.

Voting and Control

The Securities have no voting rights unless otherwise provided for by the Company.

The Company does not have any voting agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments into stock.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred:

(1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur while the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place the securities into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Dealmaker Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the closing of the Offering, because the amount of capital stock to be issued is based on the occurrence of future events including the consummation of the Offering.

Certain Definitions

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

What it Means to be a Minority Holder

As an investor in non-voting Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Financial Condition (2024 and 2025 fiscal years comparison)

For the fiscal year ending December 31, 2025, the Company achieved remarkable financial performance, demonstrating substantial growth across key metrics. Most notably, the Company successfully raised $2,620,541 through its crowdfunding and private placement initiatives, marking a significant milestone in its capital formation strategy. The Company's revenue exhibited exceptional growth, increasing by approximately 82% from $171,295 in fiscal year 2024 to $311,440 in fiscal year 2025. At the same time, cost of goods sold increased from $215,071 in 2024 to $320,912 in 2025, reflecting improved operational efficiency and cost management. Total assets experienced a slight increase, rising from $1,184,839 in 2024 to $ 1,309,310 in 2025. Cash and cash equivalents decreased from $392,443 to $137,073 reflecting deployment of capital into growth initiatives, while accounts receivable declined from $18,333 to $12,259 indicating improved collections. Consequently, total liabilities increased from $605,969 in 2024 to $681,739 in 2025, largely driven by the operational expenses and their subsequent impact on the balance sheet. Stockholders' equity changed from $578,870 in 2024 to $47,756 in 2025. Additionally, the Company's net loss changed from $2,534,975 in 2024 to $2,744,970 in 2025.

Furthermore, the Company maintains a 0% interest-bearing debt policy and does not utilize any loans or financing instruments involving interest. All funding is sourced through equity capital and internally generated revenue, ensuring the Company's financial structure remains fully Shariah-compliant, in strict adherence to Islamic principles prohibiting riba (interest).

These continued positive outcomes underscore enhanced financial stability and increased shareholder value driven by capitalization and investments in growth-oriented assets. These movements underscore the Company's strategic focus on expanding its operational base and bolstering its technology infrastructure to support its future growth objectives. The consolidated unaudited financial statements of the Issuer for 2025 do not incorporate the financials of the Co-Issuer. The unaudited financial statements of the Co-Issuer for 2025 are attached separately to this Form C-AR.

Cash and Cash Equivalents

As of April 13, 2026, the Company had an aggregate of $132,000 in cash and cash equivalents, leaving the Company with approximately 2 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Investor Commitments (Non-Cash)

In addition, the Company has received **non-binding investor commitments totaling approximately $100,000**, which are expected to be funded subject to final documentation and closing conditions.

These commitments are **not included in cash and cash equivalents** and do not represent funds currently available for operating expenses.

Liquidity and Capital Resources

Other than funds remaining from the sale of its certain equity, the Company generates outside revenue from the sale of goods and services, which has increased materially year-over-year and currently offsets a meaningful portion of monthly operating expenses; the Company, however, relies on the proceeds from the Offering as its primary external source of capital.

Issuer Liability/Debt

The Company recognizes the substantial contributions made by one employee and three contractors, all based in the United States, who played crucial roles in its early growth. On average, each individual worked over 10 months. In recognition of their services, the Company has pledged a total aggregate amount of $210,630. A partial payment of $25,000 has already been disbursed, with the remaining balance of $185,630 to be settled over a period of three years.

Additionally, the Company entered into a settlement agreement with the marketing services provider, who acted as interim Chief Marketing Officer located out of Canada, for a $350,000 in total amount. A partial payment of $120,000 has already been made, with the remaining balance of $230,000 scheduled to be paid within the four years from the effective date of the settlement agreement.

These expenses are considered one-time and are not expected to recur annually. However, if they were to do so, they would be treated as part of regular operational expenses.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities post stock split event	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock Purchase	$796,931.33	341,508 Class B shares	Operations, product development, and marketing	Closing Date: November 30, 2025	Regulation Crowdfunding
Common Stock Purchase	$315,000	153,660 Class B shares	Operations, product development, and marketing	Filing Date: December 5, 2025	Regulation D, 506(b)
Common Stock Purchase	$863,987.12	462,749 Class B shares	Operations, product development, and marketing	May 30, 2025	Regulation Crowdfunding
Common Stock	$25,000	14,125 Class B	Operations,	May 11, 2025	506(b)

Purchase		shares	product development, and marketing		
Common Stock Purchase	$28,000	16,000 Class B shares	Operations, product development, and marketing	May 11, 2025	506(b)
Common Stock Purchase	$25,000	13,750 Class B shares	Operations, product development, and marketing	May 5, 2025	506(b)
Common Stock Purchase	$10,000	5,400 Class B shares	Operations, product development, and marketing	April 4, 2025	506(b)
Common Stock Purchase	$10,000	5,250 Class B shares	Operations, product development, and marketing	March 24, 2025	506(b)
Common Stock Purchase	$25,000	14,125 Class B shares	Operations, product development, and marketing	March 22, 2025	506(b)
Common Stock Purchase	$8,000	8,000 Class B shares	Operations, product development, and marketing	January 21, 2025	506(b)
Common Stock Purchase	$7,500	7,500 Class B shares	Operations, product development, and marketing	January 15, 2025	506(b)
Common Stock Purchase	$836,369.54	829,754 Class B shares	Operations, product development, and marketing	December 26, 2024	Regulation Crowdfunding
Common Stock Purchase	$12,500	12,500 Class B shares	Operations, product development, and marketing	December 9, 2024	506(b)
Common Stock Purchase	$34,980	34,980 Class B shares	Operations, product development, and marketing	November 28, 2024	506(b)
Common Stock Purchase	$200,000	200,000 Class B shares	Operations, product development, and marketing	October 29, 2024	506(b)

Common Stock Purchase	$111,720	266,000 Class B shares	Operations, product development, and marketing	October 22, 2024	506(b)
Common Stock Purchase	$50,000	50,000 Class B shares	Operations, product development, and marketing	October 21, 2024	506(b)
Common Stock Purchase	$10,000	10,000 Class B shares	Operations, product development, and marketing	October 15, 2024	506(b)
Common Stock Purchase	$111,720	266,000 Class B shares	Operations, product development, and marketing	September 25, 2024	506(b)
Common Stock Purchase	$335,160	798,000 Class B shares	Operations, product development, and marketing	September 25, 2024	506(b)
Common Stock Purchase	$335,160	798,000 Class B shares	Operations, product development, and marketing	September 25, 2024	506(b)
Common Stock Purchase	$25,000	25,000 Class B shares	Operations, product development, and marketing	September 16, 2024	506(b)
Common Stock Purchase	$200,000	300,000 Class B shares	Operations, product development, and marketing	April 16, 2024	506(b)
Common Stock Purchase	$150,716	226,074 Class B shares	Operations, product development, and marketing	February 26, 2024	Regulation Crowdfunding
Common Stock Purchase	$25,000	37,500 Class B shares	Operations, product development, and marketing	February 16, 2024	506(b)
Common Stock Purchase	$50,000	75,000 Class B shares	Operations, product development, and marketing	December 1, 2023	506(b)
Common Stock Purchase	$25,000	37,500 Class B shares	Operations, product development, and marketing	November 30, 2023	506(b)

Common Stock Purchase	$30,016	45,024 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Purchase	$500,000	750,000 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Conversion from Promissory Note	$25,000	37,500 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Conversion from Promissory Note	$25,000	37,500 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Conversion from Promissory Note	$25,000	79,428 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Conversion from Promissory Note	$5,060.16	12,048 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Conversion from Promissory Note	$5,060.16	12,048 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Conversion from Promissory Note	$50,400	120,000 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Purchase	$25,000	37,500 Class B shares	Operations, product development, and marketing	November 16, 2023	506(b)
Common Stock Purchase	$25,000	37,500 Class B shares	Operations, product development, and marketing	November 14, 2023	506(b)
Common Stock Purchase	$500,000	750,000 Class B shares	Operations, product development,	November 11, 2023	506(b)

			and marketing		
Common Stock Purchase	$335,160	798,000 Class B shares	Operations, product development, and marketing	December 24, 2022	506(b)
Common Stock Purchase	$200,000	794,262 Class B shares	Operations, product development, and marketing	June 30, 2022	506(b)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted any transactions with related persons.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Once posted, the annual report may be found on the Company's website at www.musaffa.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

	/s/ Dilshod Jumaniyazov
	(Signature)
	Dilshod Jumaniyazov
	(Name)
	Chief Executive Officer
	(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

	/s/ Dilshod Jumaniyazov
	(Signature)
	Dilshod Jumaniyazov
	(Name)
	Chief Executive Officer
	(Title)
	April 30, 2026
	(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Unaudited Financial Statements for the fiscal year of 2025

See attached Financial Statements.

MUSAFFA INC.
COMBINED AND CONSOLIDATED BALANCE SHEETS
As of December 31, 2025 and 2024
(Unaudited)

	2025	2024
ASSETS		
Current Assets		
Cash and cash equivalents	$137,073	$392,443
Accounts receivable	12,259	18,333
Receivable from related party	75,498	75,498
Prepaid expenses	6,269	6,269
Other current assets	52,370	52,062
Total Current Assets	283,469	544,605
Property and Equipment		
Computers and equipment	67,433	61,950
Furniture and fixtures	5,494	5,494
Other fixed assets	4,845	4,845
Accumulated depreciation	-25,960	-19,049
Net Property and Equipment	51,812	53,240
Other Assets		
Capitalized software, net	974,029	586,993
Total Other Assets	974,029	586,993
Total Assets	$1,309,310	$1,184,838
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$267,038	$137,347
Related party note payable	1,419	1,419
Subscription paid in advance	-	-
Other current liabilities	3,775	1,573
Total Current Liabilities	272,232	140,338
Long-Term Liability		
Release agreement payable	410,630	465,630
Accrued interest	-	-
Total Long-Term Liabilities	410,630	465,630
Total Liabilities	682,862	605,968
Stockholders' Equity		
Common stock, $0.0001 par value; 10,000,000 authorized; 5,751,385 and	1,124	995
Additional paid-in capital	6,797,657	4,177,116
Additional paid-in capital - share-based compensation	388,026	215,970
Subscription receivable	-24,689	-24,512
Accumulated deficit	-6,536,030	-3,791,060
Accumulated other comprehensive income	360	360
Total Stockholders' Equity	626,448	578,870
Total Liabilities and Stockholders' Equity	$1,309,310	$1,184,838

MUSAFFA INC.

COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31, 2025 and 2024

(Unaudited)

	2025	2024
Revenues	311,439.82	$171,295
Cost of revenues	320,912.47	-215,072
Gross Profit	**-9,472.65**	**-43,777**
Operating Expenses		
Advertising and marketing	425,467.90	378,423
General and administrative	86,855.28	96,304
Salaries and wages	387,007.20	214,847
Software development	102,270.00	65,532
Rent	135,537.45	153,675
Professional services	1,234,960.84	1,341,825
Settlement costs	-	
Depreciation and amortization	215,343.73	108,122
Total Operating Expenses	2,587,442.40	2,358,727
Loss from operations	-2,596,915.05	-2,402,504
Other Income (Expense)		
Other income	24,001.18	9,637
Share-based compensation	-172,056.00	-142,070
Interest expense	-	
Total Other Expense	-148,054.82	-132,433
Net loss	-2,744,969.87	-2,534,937
Other comprehensive income (loss), net of tax		
Foreign currency translation adjustments	0	-39
Total Comprehensive Loss	-2,744,969.87	-$2,534,975

MUSAFFA INC.

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2025 and 2024

(Unaudited)

	2025	2024
Cash Flows from Operating Activities		
Net loss	-$2,744,970	-$2,534,975
Adjustments to reconcile net loss to net cash provided by operations:		
Depreciation and amortization	215,344	108,122
Accrued interest	-	
Changes in operating assets and liabilities:		
Accounts receivable	-12,259	-9,658
Receivables from related parties	-75,498	-75,498
Prepaid expenses	-6,269	-4,269
Other current assets	-52,370	-52,062
Accounts payable	267,038	63,622
Other current liabilities	3,775	1,573
Release agreement payable	410,630	465,630
Net cash used in operating activities	-1,994,579	-1,895,445
Cash Flows from Investing Activities		
Purchase of property and equipment	-5,494	-28,015
Capitalized software	-594,200	-423,832
Net cash used in investing activities	-599,694	-451,847
Cash Flows from Financing Activities		
Related party loan payable		-62
Issuance of convertible notes	-	
Issuance of common stock	2,944,770	1,869,545
Subscription paid in advance	-	
Net cash provided by financing activities	2,944,770	1,869,483
Net change in cash and cash equivalents	350,497	-477,809
Effects of exchange rate changes on cash		-302
Cash and cash equivalents at beginning of year	392,444	870,555
Cash and cash equivalents at end of year	$742,941	$392,444
Supplemental information		
Interest paid	-	-
Income taxes paid		

MUSAFFA INC.

COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2025 and 2024

(Audited)

	Common Stock		Additional Paid-in Capital (APIC)	APIC - Share-based compensation	Subscription Receivable	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Value						
Balance as of December 31, 2023	5,541,385	$554	$2,075,555	$73,900	-$50,000	$399	-$1,256,123	$844,285
Issuance of common stock	4,409,996	441	2,101,561	-	-178	-	-	2,127,490
Stock split (6-for-1)	28,239,070	-	-	-	-	-	-	-
Conversion of convertible notes	-	-	-	-	-	-	-	-
Share-based compensation	-	-	-	142,070	-	-	-	142,070
Other comprehensive loss	-	-	-	-	-	-39	-	-39
Net loss	-	-	-	-	-	-	-2,534,937	-2,534,937
Balance as of December 31, 2024	38,190,451	995	4,177,116	215,970	-50,178	360	-3,791,060	578,869
Issuance of common stock	1,287,298	128.73	2,620,541					2,620,670
Stock split (6-for-1)	-	-	-	-	-	-	-	0
Share-based compensation	-	-	-	172,056	-	-	-	172,056
Other comprehensive loss	-	-	-	-	-	-	-	0
Net loss	-	-	-	-	-	-	-2,744,970	-2,744,970
Balance as of December 31, 2025	39,477,749	$1,124	$6,278,676	388,026	-$50,355	$360	-6,536,030	47,756

MUSAFFA CFV LLC
BALANCE SHEETS
As of December 31, 2025 and 2024
(Unaudited)

ASSETS	2025	2024
Current Assets		
Cash and cash equivalents	-	-
Total Current Assets	$ -	$ -
Other Assets		
Investments in Related Party	2,519,290	829,754
Total Other Assets	**$ 2,519,290**	**$ 829,754**
Total Assets	**$ 2,519,290**	**$ 829,754**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable	-	-
Related Party Payable	-	-
Total Current Liabilities	$ -	$ -
Long-Term Liabilities		
Total Long-Term Liabilities	$ -	$ -
Total Liabilities	$ -	$ -
Member's Equity		
Member's capital	2,519,290	829,754
Retained earnings	-	-
Total Member's Equity	**$ 2,519,290**	**$ 829,754**
Total Liabilities and Member's Equity	**$ 2,519,290**	**$ 829,754**

MUSAFFA CFV LLC
INCOME STATEMENTS
For the Years Ended December 31, 2025 and 2024
(Unaudited)

	2025		2024	
Revenues	$	-	$	-
Operating Expenses				
General and administrative		-		-
Professional services		-		-
Depreciation and amortization		-		-
Total Operating Expenses	$	-	$	-
Net Income (Loss)	$	-	$	-

MUSAFFA CFV LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the Years Ended December 31, 2025 and 2024
(Unaudited)

	Member's Capital	Retained Earnings	Total Member's Equity
Balance as of December 31, 2024	$ -	$ -	$ -
Member's contributions	829,754	-	829,754
Net loss	-	-	-
Balance as of December 31, 2024	**$829,754**	**$ -**	**$829,754**
Member's contributions	1,689,536	-	1,689,536
Net loss	-	-	-
Balance as of December 31, 2025	**$2,519,290**	**$ -**	**$2,519,290**

MUSAFFA CFV LLC
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2025 and 2024
(Unaudited)

	2025	2024
Cash Flows from Operating Activities		
Net Income (Loss)	$ -	$ -
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Depreciation and amortization	-	-
Changes in operating assets and liabilities:		
Accounts receivable	-	-
Accounts payable	-	-
Related Party Payable	-	-
Net cash provided by (used in) operating activities	-	-
Cash Flows from Investing Activities		
Investments	(1,689,536)	(829,754)
Net cash used in investing activities	(1,689,536)	(829,754)
Cash Flows from Financing Activities		
Member's contributions	1,689,536	829,754
Net cash from financing activities	1,689,536	829,754
Net change in cash and cash equivalents	-	-
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	$ -	$ -